SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549
                           ___________

                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                     RICHFOOD HOLDINGS, INC.
     (Exact name of registrant as specified in its charter)

           Virginia                          54-1438602
    (State of incorporation               (I.R.S. Employer
       or organization)                  Identification No.)

                       8258 Richfood Road
                 Mechanicsville, Virginia  23111
  (Address of principal executive offices, including zip code)
                   ___________________________

If this form relates to              If this form relates to
the registration of a                the registration of a class
class of debt securities             of debt securities and
and is effective upon                is to become effective
filing pursuant to General           simultaneously with the
Instruction A(c)(1), please          effectiveness of a
check the following box: [  ]        concurrent registration
                                     statement under the
                                     Securities Act of 1993
                                     pursuant to General
                                     Instruction A(c)(2),
                                     please check the following
                                     box: [  ]

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class        Name of each exchange on which
     to be so registered        each class is to be registered

     Common Stock, without      New York Stock Exchange
     par value

Securities to be registered pursuant to Section 12(g) of the Act:


                              None

Item 1.   Description of Registrant's Securities to be Registered


Common Stock, without par value

          The capital stock of Richfood Holdings, Inc. (the "Company" or "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock, without par value ("Common Stock"). The Company's Amended and Restated Articles of Incorporation (the "Articles") authorize the issuance of up to 90 million shares of Common Stock, and up to 5 million shares of Preferred Stock, without par value ("Preferred Stock").

          The holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share on each matter that is properly presented to shareholders for a vote. A majority of the votes cast decides each matter presented at a meeting of the shareholders (assuming a quorum is present), except for the election of directors, which requires a plurality of the votes cast, and certain matters for which a different vote is required by express provision of law, the Company's Articles of Incorporation (the "Articles") or the Company's Bylaws (the "Bylaws"). No cumulative voting is permitted.

          Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to shares of Common Stock.

          In the event of a liquidation, dissolution or winding up of the Company, each share of Common Stock entitles its holder to participate ratably in any assets remaining after payment of all liabilities and obligations of the Company and all preferential amounts to which the holders of shares of Preferred Stock, or any other class of stock having prior rights, may be entitled.

          The Articles establish certain restrictions on the original issuance and transfer of Common Stock. Shares of Common Stock may not be transferred to any person who, immediately following such transfer would, together with such person's Affiliates and Associates (each, as defined in the Articles), be the beneficial owner of more than 20% of such shares, unless the proposed transfer is approved by the Company's Board of Directors (the "Company's Board"). The Articles provide that any attempt to transfer shares of Common Stock without prior approval by the Company's Board to any person who would thereafter own more than 20% of such shares shall be null and void and shall not be recognized by the Company for any purpose, except that the Company's Board may elect to recognize such attempted transfer and simultaneously redeem such shares at their "restricted share redemption price" (generally the lowest price actually paid by the transferee for shares of Common Stock during the two-year period immediately before the attempted transfer or, if such price cannot be determined readily by the Company's Board, then the lowest closing price for such shares in their principal trading market during such period).

          The Articles require record holders of Common Stock to disclose to the Company upon demand information with respect to beneficial ownership of the shares then held by them. The Company may enforce the restrictions on the transfer of shares of Common Stock by polling registered holders with respect to the beneficial ownership of their shares and by monitoring filings with the Securities and Exchange Commission by persons beneficially owning 5% or more of the Common Stock as required pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended.

          Subject to the rights of any holders of shares of any class of stock having prior rights as to dividends, the holders of Common Stock are entitled to receive ratably such dividends as the Company's Board may declare out of funds legally available therefor, when and if so declared. The payment by the Company of dividends, if any, rests within the discretion of the Company's Board and will depend upon general business conditions encountered by the Company, its earnings, financial condition and capital requirements and such other factors as the Company's Board may deem relevant.

          The Company's Board is authorized, without further action by the shareholders, to issue up to 5 million shares of Preferred Stock, in one or more series, with such voting powers, preferences, special rights, qualifications, limitations or restrictions as may be set forth in resolutions providing for the issue thereof adopted by the Company's Board. As of the date hereof, the Company has no shares of Preferred Stock outstanding.

          The Company has no present intention to issue any of its authorized shares of Preferred Stock. However, any issuance of shares of Preferred Stock in the future could adversely affect the rights of holders of shares of the Common Stock and may discourage an acquisition or change in control of the Company.


Item 2.   Exhibits

          1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.

                           SIGNATURES


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   RICHFOOD HOLDINGS, INC.




                                   /s/ J. Stuart Newton
Dated:  November 14, 1996          By: J. Stuart Newton
                                       Senior Vice President
                                       and Chief Financial
                                       Officer